October 24, 2007
Mr. Gary Todd
Review Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Asyst Technologies, Inc.
Form 10-K as of March 31, 2007
File No. 000-22430
Dear Mr. Todd:
     By this letter, Asyst Technologies, Inc. (“Asyst”) responds to the comments of the staff of the United States Securities and Exchange Commission in your September 28, 2007 letter to Asyst. We set forth below the staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the September 28 letter.
     As you requested in the September 28 letter, Asyst respectfully acknowledges that: Asyst is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Asyst may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended March 31, 2007
Selected Consolidated Financial Data, page 25
     1. Staff Comment: Please tell us what you mean when you indicate that Selected Financial Data for the fiscal years ended 2003 and 2004 is unaudited. We presume that the data for 2003 and 2004 was derived from audited financial statements not presented in the Form 10-K.
     Asyst Response: We respectfully acknowledge the staff’s comments. We advise the staff that the fiscal year 2003 statements of operations and the fiscal years 2003 and 2004 balance sheets were labeled unaudited because of the restatement reported in the fiscal year 2006 Form 10-K, and as a result the audit opinion for these fiscal years was never re-issued. The audit opinion included in the fiscal year 2006 Form 10-K related to the statements of operations for fiscal years 2004, 2005, and 2006, while covering the balance sheet periods of fiscal years 2005 and 2006.
Financial Statements
Note 2, Accounting Policies, page 53

Revenue Recognition, page 55
     2. Staff Comment: In future filings please expand the policy statement to clarify the nature of and accounting practices for the balance sheet item “Deferred margin.” In that regard, clarify the accounting for both revenues and costs of revenues for transactions reflected in the referenced account. Please show us what you intend to disclose.
     Asyst Response: We respectfully acknowledge the staff’s comments and in future filings we will expand as indicated below the policy statement to clarify further the nature of accounting practices for the balance sheet item “Deferred margin.”
We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred or service has been rendered, our price is fixed or determinable, and collectibility is reasonably assured. Some of our products are large-volume consumables that are tested to industry and/or customer acceptance criteria prior to shipment and delivery. Our primary shipping terms are FOB shipping point. Therefore, revenue for these types of products is recognized when title transfers. Certain of our product sales are accounted as multiple-element arrangements. We allocate consideration to multiple-element transactions based on relative objective evidence of fair values, which we determine based on prices charged for such items when sold on a stand-alone basis. If we have met defined customer acceptance experience levels with both the customer and the specific type of equipment, we recognize the product revenue at the time of shipment and transfer of title, and recognize the remainder when the other elements, primarily installation, have been completed. Some of our other products are highly customized systems and cannot be completed or adequately tested to customer specifications prior to shipment from the factory. We do not recognize revenue for these products until formal acceptance by the customer. We recognize revenue for spare parts sales at the time of shipment and the transfer of title. We defer all revenues and all costs for items that do not meet our revenue recognition policy, and these amounts are reflected within the balance sheet item Deferred margin. We recognize revenue related to maintenance and service contracts ratably over the duration of the contracts. Unearned maintenance and service contract revenue is not significant and is included in accrued and other liabilities.
     3. Staff Comment: In future filings please expand the second paragraph to specifically identify the types of projects for which you apply percentage of completion accounting.
     Asyst Response: We respectfully acknowledge the staff’s comments and we will expand as indicated below this section in future filings to describe further the types of projects for which we are applying percentage of completion accounting.
     We recognize revenue for long-term construction-type contracts in accordance with the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We use the percentage-of-completion method to calculate revenue and related costs for our semiconductor and flat panel display Automated Material Handling System (“AMHS”) projects due to the contracts being long-term in nature, and when estimates of the cost to complete and extent of progress toward completion of long-term contracts are available and reasonably dependable. We record revenue and unbilled receivables each period based on the percentage of completion to date on each contract, measured by costs incurred to date relative to the total estimated costs of each contract. The unbilled receivables amount is reclassified to trade receivables once the invoice is issued.
Note 6, Asset Impairment Charges, page 64

     4. Staff Comment: In future filings please clarify how you accounted for the reclassifications of the AJI facility to held and used.
     Asyst Response: We respectfully acknowledge the staff’s comments and we will clarify as indicated below in future filings how we have accounted for this reclassification.
     At the time of reclassifying the AJI Nagoya building as held and used, which was previously classified as held for sale for the balance sheet item land and buildings classified within property, plant, and equipment, we accounted for the asset under SFAS No. 144 during the third quarter of fiscal year 2006. We adjusted the asset’s carrying amount to the fair value as of the date of the subsequent decision not to sell the asset because this amount was lower than the carrying amount adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used.
Form 8-K dated August 2, 2007
     5. Staff Comment: We note that you present non-GAAP measures in the form of condensed consolidated statements of operations. This format may be confusing to investors as it presents various non-GAAP captions and sub-totals which have not been individually described to investors. It is not clear whether management uses each of these non-GAAP measures; and, they maybe shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with accompanying explanation about why you believe each non-GAAP measure provides useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP condensed consolidated statements of operations from future earnings releases and instead disclose on those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.
     Asyst Response: We respectfully acknowledge the staff’s comments and we will remove the presentation of an adjusted non-GAAP condensed consolidated statement of operations from our future earnings releases furnished by Form 8-K, and we plan to disclose only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations as shown in the attached Exhibit I.
     We advise the staff that we will expand our disclosure in all press release Form 8-K filings related to the exclusion of any non-recurring or ongoing non-operating item in connection with a non-GAAP financial measure. Specifically, we will include as per Exhibit I, if applicable, in our discussion of each of the excluded items:
•	The manner in which management uses the non-GAAP measure to conduct or evaluate our business;

•	The economic substance behind the management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
     In future Form 8-K filings, we will also incorporate the discussion shown within Exhibit I to help investors better understand the non-GAAP financial measures used by management for evaluating and managing its operations.
     Please direct any questions regarding this response to the undersigned.

Cordially,
By:	/s/ Michael A. Sicuro
Michael A. Sicuro
Chief Financial Officer

Exhibit I
Discussion of Non-GAAP Financial Measures
     In addition to disclosing financial results calculated in accordance with GAAP, Asyst also reports adjusted net income and net income per share, referred to respectively as “non-GAAP net income” and “non-GAAP net income per share.” Non-GAAP measures exclude the effect of amortization of intangible assets, restructuring charges associated with building consolidation and severance benefits associated with headcount reductions, non-recurring foreign currency translation gains (losses) from inter-company loans expected to be settled near-term, and the associated income tax effect related to the amortization of intangible assets and the foreign currency translation gains (losses) mentioned above.
     Non-GAAP net income per share is calculated by dividing non-GAAP net income by non-GAAP weighted average shares — diluted.
     These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. Asyst’s management believes the non-GAAP information is useful because it can enhance the understanding of the company’s ongoing operating performance and Asyst also uses non-GAAP reporting internally to evaluate and manage its operations. Asyst has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how Asyst analyzes its operating results internally. Management also believes that these non-GAAP financial measures may be used to facilitate comparisons of our results with those of other companies in our industry.
     Non-GAAP net income reflects GAAP net income adjusted for the following items and reasons:
•	Amortization of intangibles. Purchased intangible assets relate primarily to existing and core technology, and customer relationships of acquired businesses. The amortization of intangible assets is non-cash and not related to our core operating performance, and the frequency and amount of such expenses vary significantly based on the timing and the magnitude of our acquisitions. These expenses are not used by management to evaluate and manage our operations.

•	Restructuring. The costs associated with one-time building consolidation and reductions in work force are cash expenses, however, the one-time expense is unrelated to our operating expense levels for ongoing normal operations.

•	Foreign currency translation. The costs that resulted from the translation of an inter-company loan between the parent and a wholly owned subsidiary, which was one-time due to the planned settlement, has no bearing on our ongoing operating performance of our business.

•	Stock-based compensation expense. During the prior fiscal year, we adjusted non-GAAP net income to exclude stock-based compensation expense since it was the initial year of adoption of FAS123(R). Subsequently, we are no longer adjusting non-GAAP net income for this expense from the second fiscal year of adoption going forward. Stock-based compensation expense is non-cash and also unrelated to the ongoing operating performance of our business.

•	Income tax benefit (provision). If there is any tax impact under GAAP related to any item that is being adjusted for non-GAAP net income, we will tax effect those non-GAAP adjustments.

•	Minority interest. During the fiscal year periods that precede July 14, 2007, the non-GAAP adjustments related to the ASI or AMHS operations had a 49% minority interest effect for the adjustments. The minority interest effect is subtracted from the after-tax non-GAAP net income adjustments related to ASI or AMHS operations.
The non-GAAP net income and non GAAP net income per share should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of Asyst’s results as reported under GAAP.

Exhibit I
ASYST TECHNOLOGIES, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands, except per share data)
(Unaudited)

	Three Months Ended
	June 30, 2007		June 30, 2006

GAAP net loss	$(386)		$(480)
Amortization of acquired intangible assets	5,807	(1)	3,324
Restructuring and severance charges	545	(2)	2,129
Other income (expense), net	2,568	(3)	—
Income tax benefit of non-GAAP adjustments	(3,216)	(4)	(1,091)

Non-GAAP net income	$5,318		$3,882 (5)

Diluted net income (loss) per share
GAAP	$(0.01)		$(0.01)

Non-GAAP	$0.11		$0.08

GAAP weighted average shares — diluted	49,457		48,600
Non-GAAP adjustment	761		1,091

Non-GAAP weighted average shares — diluted	50,218	(6)	49,691

(1)	Amortization of intangibles.

(2)	Restructuring charges relating to building consolidation and severance benefits from headcount reductions.

(3)	Foreign exchange gain (loss) associated with inter-company loan expected to be settled near-term.

(4)	Income tax adjustment relating to amortization of intangibles and other income and (expense), net.

(5)	The June 30, 2006 non-GAAP net income includes $1.4M of stock-based compensation expense and $0.8M of minority interest impact from the ASI non-GAAP adjustments that were previously excluded as non-GAAP adjustments. These have been included in order to make the 2007 and 2006 results comparable.

(6)	For purposes of calculating non-GAAP net income per share, the GAAP diluted weighted average shares outstanding is adjusted for compensation costs attributable to future services and not yet recognized in the financial statements to be treated as proceeds that are assumed to be used to repurchase shares under the GAAP treasury method.